Exhibit 99.1

EXECUTION VERSION

Dated 6 September 2023

ANTIPAROS SHIPPING CORPORATION

as Charterers

SEA 66 LEASING CO. LIMITED

as Owners

NAVIOS MARITIME PARTNERS L.P.

as Guarantor

AEGEAN SEA MARITIME HOLDINGS INC.

as Shareholder

NAVIOS TANKERS MANAGEMENT INC.

as Approved Manager

AMENDMENT AND RESTATEMENT DEED

relating to a bareboat charter dated 31 March 2018 as supplemented by a supplemental letter dated

15 January 2020 and as further amended and restated by a supplemental agreement dated 25

February 2022 in respect of

m.v. “Nave Atria”

Schedules

Schedule 1 Conditions Precedent	12

Schedule 2 Form of Effective Date Notice	14

Schedule 3 The Parties and the Vessels	15

Schedule 4 Form of Amended and Restated Charter	16

Execution

THIS DEED is made on 6 September 2023

PARTIES

(1)

ANTIPAROS SHIPPING CORPORATION, a corporation incorporated and existing under the laws of the Republic of the Marshall Islands and having its registered address at Trust Company Complex, Ajeltake Road, Ajeltake Island, Majuro, Marshall Islands, MH96960 (the “Charterers”);

(2)	SEA 66 LEASING CO. LIMITED, a company incorporated under the laws of Hong Kong whose registered office is at 46/F., Champion Tower, 3 Garden Road, Central, Hong Kong (the “Owners”);

(3)

NAVIOS MARITIME PARTNERS L.P., a limited partnership duly formed and existing under the laws of the Republic of the Marshall Islands and having its registered address at Trust Company Complex, Ajeltake Road, Ajeltake Island, Majuro, Marshall Islands, MH96960 (the “Guarantor”);

(4)

AEGEAN SEA MARITIME HOLDINGS INC., a corporation incorporated and existing under the laws of the Republic of the Marshall Islands and having its registered address at Trust Company Complex, Ajeltake Road, Ajeltake Island, Majuro, Marshall Islands, MH96960 (the “Shareholder”); and

(5)

NAVIOS TANKERS MANAGEMENT INC., a corporation incorporated and existing under the laws of the Republic of the Marshall Islands and having its registered address at Trust Company Complex, Ajeltake Road, Ajeltake Island, Majuro, Marshall Islands, MH96960 (the “Approved Manager”).

BACKGROUND

(A)

By a bareboat charter and additional clauses thereto dated 31 March 2018 and made between (i) the Owners, as owners and (ii) the Charterers, as bareboat charterers (as supplemented by a supplemental letter dated 15 January 2020 and as further amended and restated by a supplemental agreement dated 25 February 2022, each entered into between (amongst others) the Owners and the Charterers, collectively, the “Original Charter”), the Owners have agreed to bareboat charter m.v. “Nave Atria” (the “Vessel”) to the Charterers pursuant to the terms and conditions contained therein.

(B)

In relation to each Other Vessel, by the relevant Other Charter, the relevant Other Owner has agreed to bareboat charter such Other Vessel to the relevant Other Charterer pursuant to the terms and conditions contained therein.

(C)

By a bareboat charter and additional clauses to be made between (i) Sea 57 Leasing Co. Limited, as owners (the “Collateral Owner”) and (ii) Kastelorizo Shipping Corporation, as bareboat charterers (the “Collateral Charterer”), the Collateral Owner shall agree to bareboat charter one (1) 115,000dwt LR2 Aframax tanker currently under construction at K Shipbuilding Korea with Hull No. S1649 (the “Collateral Vessel”) to the Collateral Charterer pursuant to the terms and conditions to be contained in the Collateral Charter.

(D)

Without prejudice and in addition to the Owners’ rights under the Original Charter and other Leasing Documents, in view of LIBOR ceasing to be representative, the prospective sale and leaseback transaction of the Collateral Vessel to be contemplated by, among others, the Collateral Charter and certain other commercial agreements among the Parties in relation to the Vessel, among the Other Owners and the Other Charterers in relation to the Other Vessels and between the Collateral Owner and the Collateral Charterer in relation to the Collateral Vessel, the Parties agree to enter into this Deed to incorporate the following amendments to the Original Charter upon the terms and conditions as set out in this Deed:

(i)	amend the basis of calculation of “Charterhire B”;

(ii)	amend the payment profile of the Charterhire;

(iii)	extend the Charter Period from seventy-two (72) months from the Commencement Date to one hundred and thirty-two (132) months from the Commencement Date;

(iv)

contemplate the chartering of the Collateral Vessel by the Collateral Owner to the Collateral Charterer pursuant to the terms and conditions to be contained in the Collateral Charter, and the granting of security by the Collateral Charterer over the Collateral Vessel pursuant to the terms and conditions to be contained in the Collateral Charter to secure (a) the Collateral Charterer’s obligations under the Collateral Charter and the other leasing documents to be executed thereunder, (b) the Charterers’ obligations under the Original Charter and the other Leasing Documents in each case as amended and restated or supplemented (as the case may be) by this Deed and (c) each Other Charterer’s obligations under the relevant Other Charter and the other Leasing Documents (as defined in such Other Charter) in each case as amended and restated or supplemented (as the case may be) by the relevant Other Amendment and Restatement Deed;

(v)	recognise changes to each Other Charter upon the terms and conditions as set out in the relevant Other Amendment and Restatement Deed; and

(vi)

amend the definition of Security Documents in the Original Charter regarding the granting of security pursuant to the Second Security Documents to secure (a) the Charterers’ obligations under the Leasing Documents as amended and restated or supplemented (as the case may be) by this Deed, (b) each Other Charterer’s obligations under the relevant Other Charter and the other Leasing Documents (as defined in such Other Charter) in each case as amended and restated or supplemented (as the case may be) by the relevant Other Amendment and Restatement Deed and (c) the Collateral Charterer’s obligations under the Collateral Charter and the other leasing documents to be executed thereunder.

OPERATIVE PROVISIONS

1.	DEFINITIONS AND INTERPRETATION

1.1.	Definitions

In this Deed:

“Amended and Restated Charter” means the Original Charter as amended and restated by this Deed in the form set out in Schedule 4 (Form of Amended and Restated Charter).

“Effective Date” means, subject to Clause 2.1 (Conditions Precedent), ________________ 2023, being the date to be specified as the “Effective Date” in the Effective Date Notice.

“Effective Date Notice” means the notice in the form set out in Schedule 2 (Form of Effective Date Notice).

“Fee Letter” means the fee letter dated on or around the date of this Deed.

“Guarantee” means the guarantee in respect of the Original Charter dated 25 February 2022 and made by the Guarantor in favour of the Owners.

“Manager’s Undertaking” means the letter of undertaking dated 3 August 2018 executed by the Approved Manager in favour of the Owners.

“Other Amendment and Restatement Deed” means, in respect of each Other Charter, the amendment and restatement deed to such Other Charter dated on or around the date of this Deed, collectively, the “Other Amendment and Restatement Deeds”.

“Other Charter” means, in respect of each Other Vessel, the bareboat charter dated 31 March 2018 (in each case, as supplemented by a supplemental letter dated 15 January 2020 and as amended and restated by the Supplemental Agreement) made between the corresponding Other Owner and Other Charterer as set out in Schedule 3 (The Parties and the Vessels), collectively, the “Other Charters”.

“Other Charterers” means, collectively, the companies (other than the Charterers) listed in column 2 (Charterers) of Schedule 3 (The Parties and the Vessels), and “Other Charterer” means each or any of them, as the context may require.

“Other Guarantee” means, in respect of each Other Vessel, the guarantee dated 25 February 2022 and entered into by the Guarantor in favour of the corresponding Other Owner.

“Other Manager’s Undertaking” means, in respect of each Other Vessel, the letter of undertaking dated 3 August 2018 executed by the Approved Manager in favour of the corresponding Other Owner.

“Other Owners” means, collectively, the companies (other than the Owners) listed in column 3 (Owners) of Schedule 3 (The Parties and the Vessels), and “Other Owner” means each or any of them, as the context may require.

“Other Second Security Documents” means, collectively and in relation to each Other Vessel, the “Second Security Documents” defined in the relevant Other Amendment and Restatement Deed.

“Other Vessels” means, collectively, the vessels (other than the Vessel) listed in column 1 (Vessels) of Schedule 3 (The Parties and the Vessels), and “Other Vessel” means each or any of them, as the context may require.

“Party” means a party to this Deed.

“Second Security Documents” means, collectively, the “Second Account Security”, the “Second General Assignment” and the “Second Shares Pledge”, each as defined in the Amended and Restated Charter.

“Supplemental Agreement” means the supplemental agreement dated 25 February 2022 and entered into between the Charterers, the Owners, the Other Charterers, the Other Owners and the Guarantor pursuant to which the parties thereto agreed inter alia, to amend and restate the Charter and the Other Charters, upon the terms and conditions set out therein.

1.2.	Defined expressions

Defined expressions in the Original Charter shall have the same meanings when used in this Deed unless the context otherwise requires or unless otherwise defined in this Deed.

1.3.	Application of construction and interpretation provisions of Charter

Clause 59 (Definitions) of the Original Charter applies to this Deed as if it were expressly incorporated in it with any necessary modifications.

1.4.	Third party rights

Unless provided to the contrary in this Deed, a person who is not a Party has no right under the Contracts (Rights of Third Parties) Act 1999 to enforce or to enjoy the benefit of any term of this Deed.

2.	CONDITIONS PRECEDENT

2.1.	Conditions Precedent

The agreement of the Parties contained in Clause 4 (Amendments and Confirmations) is subject to:

(a)	the Owners being satisfied that the conditions precedent specified in “Schedule 1 (Conditions Precedent)” are fulfilled on or before the date of this Deed;

(b)

the representations to be made by each of the Charterers, the Guarantor, the Shareholder and the Approved Manager in Clause 3 (Representations) are true in all material respects on the Effective Date and on the date of this Deed; and

(c)

in respect of each Other Vessel, the representations to be made by each of the Other Charterer of such Other Vessel, the Guarantor, the Shareholder and the Approved Manager in clause 3 (Representations) of the Other Amendment and Restatement Deed of such Other Vessel are true in all material respects on the Effective Date and on the date of the Other Amendment and Restatement Deed of such Other Vessel.

2.2.	Effective Date

The Owners shall notify the Charterers upon the conditions precedent set out in Clause 2.1 (Conditions Precedent) being fulfilled to their satisfaction, whereupon they shall issue the Effective Date Notice.

3.	REPRESENTATIONS

Each of the Charterers, the Guarantor, the Shareholder and the Approved Manager makes the representations and warranties set out in the Leasing Documents to which it is a party, as amended and restated or supplemented (as the case may be) by this Deed and updated with appropriate modifications to refer to this Deed, by reference to the circumstances then existing on the Effective Date and on the date of this Deed (as applicable).

4.	AMENDMENTS AND CONFIRMATIONS

4.1.	Specific amendments to the Original Charter

With retrospective effect on and from the Effective Date, the Original Charter shall be amended and restated in the form attached hereto as Schedule 4 (Form of Amended and Restated Charter), provided that:

(a)

the new “Interest Rate” under the Amended and Restated Charter, together with the related provisions, shall apply retrospectively for the purposes of calculating the “Charterhire B” for any Term starting on or after the Effective Date;

(b)

in relation to any Term starting before the Effective Date only, the “Charterhire B” for that Term shall be calculated upon the terms and conditions with respect to such calculation in the Original Charter, and such terms and conditions shall continue to apply to such “Charterhire B” until such time as such “Charterhire B” are fully paid; and

(c)	the Original Charter, as amended and restated by this Deed, shall continue to be binding on each of the parties to it in accordance with its terms as so amended and restated.

4.2.	Amendments to other Leasing Documents

With retrospective effect on and from the Effective Date, each of the other Leasing Documents, shall be, and shall be deemed by this Deed to be, amended as follows:

(a)

by construing the definition of, and references throughout each of the other Leasing Documents to, the Original Charter as if the same referred to the Original Charter as amended and restated by this Deed, except that:

(i)

in the case of each of the Security Documents (other than the Guarantee, the Manager’s Undertaking, the Second Security Documents, the Other Guarantees, the Other Manager’s Undertakings, the Other Second Security Documents of all Other Vessels and the security documents to be granted under the Collateral Charter), notwithstanding any provisions contained in this Deed and each Other Amendment and Restatement Deed, each of them shall continue to secure:

(A)	the Charterers’ obligations under the Original Charter and the other Leasing Documents without regard to any amendments contemplated by this Deed; and

(B)

each Other Charterer’s obligations under the relevant Other Charter and the other the Leasing Documents (as defined in such Other Charter) without regard to any amendments contemplated by the relevant Other Amendment and Restatement Deed; and

(ii)	in the case of the Trust Deed, notwithstanding any provisions contained in this Deed and each Other Amendment and Restatement Deed, it shall continue to refer to:

(A)	the Original Charter and the other Leasing Documents in each case without regard to any amendments contemplated by this Deed; and

(B)

each Other Charter and the other Leasing Documents (as defined in such Other Charter) and in each case without regard to any amendments contemplated by the relevant Other Amendment and Restatement Deed, and for the avoidance of doubt, the Manager’s Undertaking, the Second Security Documents, the Other Manager’s Undertaking and the Other Second Security Documents of each Other Vessel and the security documents to be granted under the Collateral Charter shall secure:

(i)	the Charterers’ obligations under the Original Charter and the other Leasing Documents in each case as amended and restated or supplemented (as the case may be) by this Deed;

(ii)

each Other Charterer’s obligations under the relevant Other Charter and the other Leasing Documents (as defined in such Other Charter) in each case as amended and restated or supplemented (as the case may be) by the relevant Other Amendment and Restatement Deed; and

(iii)	the Collateral Charterer’s obligations under the Collateral Charter and the other leasing documents to be executed thereunder;

(b)

subject to paragraph (a) above, by construing references throughout each of the other Leasing Documents to “this Deed”, “this Agreement”, “this Guarantee”, “this Letter of Undertaking”, “this letter”, “this Undertaking” and other like expressions as if the same referred to such relevant Leasing Document as amended and supplemented by this Deed;

(c)

subject to paragraph (a) above, by construing references throughout each of the other Leasing Documents to “a Leasing Document”, “the Leasing Documents” and other like expressions as if the same referred to such relevant Leasing Document as amended and supplemented by this Deed; and

(d)

subject to paragraph (a) above, by construing references throughout each of the other Leasing Documents to each Other Charter and the other Leasing Documents (as defined in each such Other Charter) and other like expressions as if the same referred to such Other Charter and such Leasing Document in each case as amended and restated or supplemented (as the case may be) by the relevant Other Amendment and Restatement Deed.

4.3.	Confirmation

(a)	Each of the Charterers, the Guarantor, the Shareholder and the Approved Manager, with retrospective effect on and from the Effective Date:

(i)	confirms its acceptance of the Amended and Restated Charter;

(ii)	other than the Approved Manager, agrees that it is bound as a Relevant Person (as defined in the Amended and Restated Charter);

(iii)

subject to Clause 4.2(a) above, confirms that the definition of, and references throughout each of the Leasing Documents (to which it is a party) to, the Original Charter and any of the other Leasing Documents shall be construed as if the same referred to the Original Charter and such other Leasing Documents as amended and restated or supplemented (as the case may be) by this Deed; and

(iv)

subject to Clause 4.2(a) above, confirms that the definition of, and references throughout each of the Leasing Documents (to which it is a party) to each Other Charter and the other Leasing Documents (as defined in each such Other Charter) and other like expressions as if the same referred to such Other Charter and such Leasing Document in each case as amended and restated or supplemented (as the case may be) by the relevant Other Amendment and Restatement Deed.

(b)	The Guarantor confirms that its guarantee and indemnity given under the Guarantee, with retrospective effect on and from the Effective Date:

(i)	continues to have full force and effect on the terms of the Amended and Restated Charter; and

(ii)

extends to the obligations of the Charterers under the Original Charter and the other Leasing documents to which it is a party as amended and restated or supplemented (as the case may be) by this Deed.

4.4.	Security confirmation

Each of the Charterers, the Guarantor, the Shareholder and the Approved Manager confirms that, with retrospective effect on and from the Effective Date:

(a)	in relation to the Security Documents to which it is a party and executed prior to the date of this Deed only (other than the Guarantee and the Manager’s Undertaking):

(i)

any Security Interest created by it under such Security Documents continues to secure the obligations of the Charterers and each Other Charterer under (i) the Original Charter and the other Leasing Documents in each case without regard to any amendments contemplated by this Deed and (ii) each Other Charter and the other Leasing Documents (as defined in such Other Charter) and in each case without regard to any amendments contemplated by the relevant Other Amendment and Restatement Deed; and

(ii)

any Security Interest created under such Security Documents continues in full force and effect on the terms of such Security Documents, notwithstanding the amendments and/or supplements set out or contemplated by this Deed; and

(b)	in relation to the Manager’s Undertaking:

(i)

any Security Interest created the Approved Manager under the Manager’s Undertaking extends to the obligations of the relevant Relevant Persons under (i) the Original Charter and the other Leasing Documents in each case as amended and restated or supplemented (as the case may be) by this Deed and (ii) each Other Charter and the other Leasing Documents (as defined in such Other Charter) of each Other Vessel in each case as amended and restated or supplemented (as the case may be) by the Other Amendment and Restatement Deed of each such Other Vessel;

(ii)

the obligations of the relevant Relevant Persons under (i) the Original Charter and the Leasing Documents to which it is a party, in each case as amended and restated or supplemented (as the case may be) by this Deed and (ii) each Other Charter and the other Leasing Documents (as defined in such Other Charter) of each Other Vessel to which it is a party, in each case as amended and restated or supplemented (as the case may be) by the Other Amendment and Restatement Deed of each such Other Vessel, are included in the Secured Liabilities (as defined in the Manager’s Undertaking);

(iii)

any Security Interest created under the Manager’s Undertaking continues in full force and effect on the terms of such Leasing Documents, notwithstanding the amendments, restatements and/or supplements set out or contemplated by this Deed; and

(iv)	to the extent that this confirmation creates a new Security Interest, such Security Interest shall be on the terms of the Manager’s Undertaking in respect of which this confirmation is given.

4.5.	Leasing Documents to remain in full force and effect

The Leasing Documents shall remain in full force and effect and, with retrospective effect on and from the Effective Date:

(a)	in the case of the Original Charter, as amended and restated pursuant to Clause 4.1 (Specific amendments to the Original Charter);

(b)	in the case of the other Leasing Documents, as amended and supplemented pursuant to Clause 4.2 (Amendments to other Leasing Documents);

(c)	the Original Charter and the applicable provisions of this Deed will be read and construed as one document; and

(d)

except to the extent expressly waived by the amendments effected by this Deed, no waiver is given by this Deed and the Owners expressly reserve all its rights and remedies in respect of any breach of or other Termination Event under the Leasing Documents.

5.	FURTHER ASSURANCE

(a)

Each of the Charterers, the Guarantor, the Shareholder and the Approved Manager shall promptly, and in any event within the time period specified by the Owners do all such acts (including procuring or arranging any registration, notarisation or authentication or the giving of any notice) or execute or procure execution of all such documents (including assignments, transfers, mortgages, charges, notices, instructions, acknowledgements, proxies and powers of attorney), as the Owners may specify (and in such form and substance as the Owners may require in favour of the Owners or its nominee(s)) to implement the terms and provisions of this Deed.

(b)

The Owners shall take all such action as is available to them (including making all filings and registrations) as may be necessary for the purpose of the creation, perfection, protection or maintenance of any Security Interest conferred or intended to be conferred on the Owners by or pursuant to the Security Documents and the Original Charter as amended and restated or supplemented (as the case may be) by this Deed.

6.	COSTS AND EXPENSES

The Charterers shall reimburse the Owners on demand for all costs and expenses (including, without limitation, legal fees, taxes and other disbursements) incurred by the Owners in connection with or arising out of the negotiation, execution, operation or implementation of this Deed and any other documents required in connection herewith.

7.	NOTICES

Clause 43 (Notices) of the Original Charter, as amended and supplemented by this Deed applies to this Deed as if it were expressly incorporated in it with any necessary modifications.

8.	COUNTERPARTS

This Deed may be executed in any number of counterparts, and this has the same effect as if the signatures on the counterparts were on a single copy of this Deed.

9.	GOVERNING LAW

This Deed and any non-contractual obligations arising under or in connection with it, shall be governed by and construed in accordance with English law.

10.	ENFORCEMENT

Clause 30 (Dispute Resolution) of the Original Charter applies to this Deed as if it were expressly incorporated in it with any necessary modifications.

This Deed has been entered into and delivered as a deed, on the date stated at the beginning of this Deed.

EXECUTION PAGES

CHARTERERS

SIGNED by	)	/s/ Alexandra Kontaxi
as attorney-in-fact	)
for and on behalf of	)
ANTIPAROS SHIPPING CORPORATION	)
in the presence of:	)

Witness’ signature:	)	/s/ Aikaterina Dimitriou
Witness’ name:	)
Witness’ address:	)

OWNERS

SIGNED by	)	/s/ Lin Chung Fai Simon
as attorney-in-fact	)
for and on behalf of	)
SEA 66 LEASING CO., LIMITED	)
in the presence of:	)

Witness’ signature:	)	/s/ Wan Tsz Chun
Witness’ name:	)
Witness’ address:	)

GUARANTOR

SIGNED by		/s/ Alexandra Kontaxi
as attorney-in-fact	)
for and on behalf of	)
NAVIOS MARITIME PARTNERS LP	)
in the presence of:	)

Witness’ signature:	)	/s/ Aikaterina Dimitriou
Witness’ name:	)
Witness’ address:	)

SHAREHOLDER

SIGNED by	)	/s/ Alexandra Kontaxi
as attorney-in-fact	)
for and on behalf of	)
AEGEAN SEA MARITIME HOLDINGS INC.	)
in the presence of:	)

Witness’ signature:		/s/ Aikaterina Dimitriou
Witness’ name:	)
Witness’ address:	)

APPROVED MANAGER

SIGNED by	)	/s/ Alexandra Kontaxi
as attorney-in-fact	)
for and on behalf of	)
NAVIOS TANKER MANAGEMENT INC.
in the presence of:	)

Witness’ signature:		/s/ Aikaterina Dimitriou
Witness’ name:	)
Witness’ address:	)